Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in this Amendment No. 1 to Registration Statement (Form S-3) and related Prospectus of Natural Resource Partners L.P. for the registration of 4,000,000 shares of its common units representing limited partner interests and to the incorporation by reference therein of our reports dated March 6, 2017, with respect to the consolidated financial statements of Natural Resource Partners L.P., and the effectiveness of internal control over financial reporting of Natural Resource Partners L.P., included in its Annual Report (Form 10-K) for the year ended December 31, 2016, filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
Houston, Texas
April 13, 2017